Exhibit 99.1

Sphere 3D Corp. Restructures Miner Equipment Contract with BitFuFu

  New Contract Applies Prepaid Deposits to Secure Immediate Shipment of 1.7 EH/s of Capacity

  Eliminates Purchase Obligations for Miners at Above Current Market Rates

  Grows Sphere 3D Mining Fleet Dramatically in 2022

TORONTO, Ontario, Canada, October 20, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (Nasdaq: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company, has restructured its purchase agreement for 6.0 exahashes/second of capacity or approximately 60,000 S19j Pros, with Fufu Technologies, "BitFuFu".

The restructured contract initially entered into with BitFuFu in September 2021 will apply all deposits paid by Sphere 3D ($106.9 million paid to date) to BitFuFu toward the delivery of approximately 1.7 EH/s of S19j Pros to Sphere 3D during 2022.  The restructuring also relieves Sphere 3D from obligations of the old contract requiring the Company to purchase an additional 3.9 EH/s of capacity, approximately 39,000 miners, at rates significantly above current market prices for S19j Pros.  The restructuring also eliminates substantial penalties due to BitFuFu from Sphere 3D.

CEO Comments

"The restructuring of this Purchase Agreement with BitFuFu is a win for Sphere 3D. The new contract helps position the company for profitable growth as the cryptocurrency markets strengthen in the future.

"The contract with BitFuFu was signed in late 2021 at the height of the Bitcoin market as a fixed price contract with no allowances for market price adjustments.  The price of S19j Pros has since decreased by over 70%.  In light of the sharp reduction in the market price of miners, the drop in the price of Bitcoin, and the recent pending advancements in miner technology, it was critical to extricate the Company from this contract.

"The combination of applying 100% of the deposits paid BitFuFu, avoiding significant penalties, and accelerating  the shipment of miners has dramatically grown the Company's exahash, preserved the Company's balance sheet, and provided us with significant flexibility and optionality for growth in 2023 and beyond,"  said Patricia Trompeter, Sphere 3D CEO.

"The right-sizing of the contract provides the Company with an expected additional 1.7 EH/s of capacity in 2022.  With the current volatility in the market, and Bitcoin stabilizing in the short term at a lower rate, we believed it prudent to scale back our financial obligation to BitFuFu and push the option of adding EH/s into 2023, as many of our industry colleagues have done,"  continued Trompeter. "This empowers us with flexibility to explore the latest miner technology, eliminates the need to put expensive debt on our balance sheet, and prevents us from being forced to overpay for miners. It has been a long, but fruitful negotiation. I believe the fourth quarter will be transformational for Sphere 3D."

Sphere 3D entered into a contract with Fufu Technologies in 2021.  The Purchase Agreement was for 6.0 EH/s of Bitmain Antminer S19J & Pro Series.  Miners started shipping in December 2021 and have been repeatedly delayed due to BitFuFu operational issues. The miners due Sphere 3D in the restructured contract are expected to arrive at the end of November 2022 with anticipated installation in December 2022.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise. The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators. Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch, CFO, Sphere 3D

Investor.relations@sphere3d.com